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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-21123
(CHECK ONE):	☐ Form 10-K or Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q or Form 10-QSB	☐ Form N-SAR

	For Period Ended		September 30, 2002
☐ Transition Report on Form 10-K or Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q or Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
SRS Labs, Inc. Full Name of Registrant
Former Name if Applicable
2909 Daimler Street Address of Principal Executive Office (Street and Number)
Santa Ana, California 92705 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof,
☒	will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In accordance with the Securities and Exchange Commission's Regulation S-X, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accountant prior to filing. Due to the resignation of the Company's independent auditors on October 24, 2002, the Company's interim financial statements for the quarter ended September 30, 2002 have not been reviewed by an independent public accountant, and the Company was unable to complete its financial statement information in time to timely file the Form 10-Q without unreasonable effort or expense. The Company is currently involved in the process of engaging a new independent public auditor. At such time when a new auditor is engaged, the new auditor will require time to complete its review of the quarterly financial statements prior to the filing of Form 10-Q.

(Attach Extra Sheets if Needed)

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Thomas C.K. Yuen	949	442-1070
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A, attached hereto.

SRS Labs, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2002	By:	/S/ THOMAS C.K. YUEN
Thomas C.K. Yuen Chairman of the Board, Chief Executive Officer, President and Acting Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001)

General Instructions

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

Exhibit A

        SRS Labs, Inc. ("SRS Labs") conducts its business activities through the following three operating business units: SRS Labs, the parent company; its wholly-owned subsidiary, ValenceTech Limited and ValenceTech Limited's wholly-owned subsidiaries (collectively "Valence"); and its majority-owned subsidiary, SRSWOWcast.com, Inc., doing business as SRSWOWcast Technologies ("SRSWOWcast"). SRS Labs and its majority-owned and wholly-owned subsidiaries together are collectively referred to herein as the "Company".

        The Company generates revenues in five business segments. ASIC revenues consists of (a) design fees relating to, and sales of, application specific integrated circuits ("ASICs") for third parties by Valence to original equipment manufacturers ("OEMs"); and (b) sales of general purpose integrated circuits ("ICs") designed by Valence under the brand name ASP. Licensing revenues are royalties generated primarily from the license of SRS Labs' audio and voice technologies. License and royalty agreements generally provide for the license of technologies for a specified period of time for either a single fee or a fee based on the number of units distributed by the licensee. Component distribution revenue consists of (a) the manufacture and sale of Valence's own branded product line of VCD players, amplifiers and game products and (b) the distribution of semiconductor products, manufacturing components and sub-assemblies to OEMs for the Hong Kong and People's Republic of China ("PRC") markets. The Company is in the process of winding-up this part of its business and expects that by December 31, 2002 its exit from the business will be substantially completed. Product sales represent sales of consumer products incorporating one or more of SRS Labs' proprietary technologies. Internet and broadcast revenues consist of the sale of hardware and software applications involving the Internet and broadcast audio markets.

Results of Operations for Three Months Ended September 30, 2002

        Total revenues for the three months ended September 30, 2002 were $5,411,613 compared to $3,549,129 for the three months ended September 30, 2001, an increase of $1,862,484 or 52.5%. ASIC revenues were $2,945,687 for the three months ended September 30, 2002 compared to $1,574,728 for the three months ended September 30, 2001 an increase of $1,370,959 or 87.1%. This increase was due to a refocusing of efforts toward the ASIC design business at Valence and away from the lower margin component distribution business. Licensing revenues were $2,008,554 for the three months ended September 30, 2002 compared to $1,303,523 for the three months ended September 30, 2001 an increase of $705,031 or 54.1%. This increase was attributable to the sales growth of home entertainment products such as DVD players and other products which incorporate SRS Labs' technologies. Component distribution revenues were $433,100 for the three months ended September 30, 2002 compared to $651,196 for the three months ended September 30, 2001, a decrease of $218,096 or 33.5%. This decrease was due to the Company's decision to focus on higher margin ASIC and licensing revenues and de-emphasize certain lower margin distribution activities. Product revenues were $8,510 for the three months ended September 30, 2002 compared to $17,517 for the comparable period in 2001. Revenues generated by the Company's Internet and broadcast based business were $15,762 for the three months ended September 30, 2002 and $12,163 for the comparable period in 2001.

        Cost of sales consists primarily of fabrication costs, assembly and test costs, and the cost of materials and overhead from operations. The gross margin percentage increased from 64.1% for the three months ended September 30, 2001, to 72.2% for the same period in 2002. The increase is attributable to continued efforts by Valence to shift away from low margin distribution product lines and an increase in the revenue mix during the quarter ended September 30, 2002 in high margin licensing and ASIC business. We expect more modest consolidated gross margins of approximately 70% due to shifts in the expected revenue mix.

        Sales and marketing expenses consist primarily of employee salaries, sales consultants' fees and related expenses, sales commissions and product promotion costs. Sales and marketing expenses were $995,759 for the three months ended September 30, 2002 compared to $935,189 for the same prior year period, an increase of $60,570 or 6.5%. The net increase in sales and marketing expenses for the three months ended September 30, 2002 is primarily attributable to increased sales commissions resulting from higher licensing revenue.

        Research and development expenses consist of salaries and related costs of employees engaged in ongoing research, design and development activities and costs for engineering materials and supplies. Research and development expenses were $992,839 for the three months ended September 30, 2002 compared to $872,998 for the same prior year period, an increase of $119,841, or 13.7%. The increase in research and development costs is due to the increase level of ASIC business activity.

        General and administrative ("G&A") expenses consist primarily of employee-related expenses, legal costs associated with the administration of intellectual property and other professional fees. G&A expenses were $1,272,031 for the three months ended September 30, 2002 compared to $1,418,192 for the same prior year period, a decrease of $146,161 or 10.3%. The decrease was primarily attributable to a reduction in the level of amortization expense related to certain categories of intangibles becoming fully amortized, capitalization of previously expensed patent expenses related to the successful issuance of new patents, a discontinuation of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 and a general reduction in G&A expenses over all business segments. As a percentage of total revenues, G&A expenses decreased from 40% for the quarter ended September 30, 2001, to 23.5% for the same period this year.

        Other income, net, consists primarily of interest income, gain or (loss) on sale of securities, interest expense and foreign currency transaction gains and losses. Other income, net, was $295,333 for the three months ended September 30, 2002 compared to $186,300 for the same prior year period, a increase of $109,033 or 58.5%. The principal reason for the increase was the gain on the sale of U.S. government securities.

        Minority interest represents the minority shareholders' proportionate share of losses in SRSWOWcast. Minority interest was $19,177 for the three months ended September 30, 2002, compared to $39,241 for the same prior year period, a decrease of $20,064 or 51.1%. Losses in SRSWOWcast are expected to continue as a result of expenditures exceeding revenues in an effort to support the expansion and growth of SRSWOWcast business operations. Should losses continue in SRSWOWcast, the minority interest adjustment in the consolidated statement of operations will continue to reduce the Company's net losses by the minority shareholders' proportionate share of SRSWOWcast's net losses to the extent of their investment.

        The income tax expense for the three months ended September 30, 2002 was $364,430 compared to tax expense of $76,302 for the same prior year period, an increase of $288,128 or 377.6%. The increase results from the increased level of pre-tax profitability at Valence as well as the higher levels of foreign tax on higher licensing revenues sourced from countries requiring foreign tax withholdings.

Results of Operations for Nine Months Ended September 30, 2002

        Total revenues for the nine months ended September 30, 2002 were $12,995,353 compared to $12,724,385 for the nine months ended September 30, 2001, an increase of $270,968 or 2.1%. ASIC revenues were $6,782,127 for the nine months ended September 30, 2002 compared to $4,158,247 for the nine months ended September 30, 2001, an increase of $2,623,880 or 63.1%. This increase was due to a refocusing of efforts toward the ASIC design business at Valence and away from the lower margin component distribution business, which the Company is in the process of exiting. Licensing revenues were $5,240,117 for the nine months ended September 30, 2002 compared to $4,093,805 for the nine months ended September 30, 2001 an increase of $1,146,312 or 28.0%. The increase was attributable to a continuation of the sales growth of home entertainment products such as DVD players and other products that incorporate SRS Labs' technologies. Component distribution revenues were $875,297 for the nine months ended September 30, 2002 compared to $4,322,170 for the nine months ended September 30, 2001 a decrease of $3,446,873 or 79.7%. This decrease was due to the Company's decision to focus on higher margin semiconductor and licensing revenues and de-emphasize certain lower margin distribution activities. Product revenues were $53,979 for the nine months ended September 30, 2002 and $$134,007 for the comparable period in 2001. Revenues generated by the Company's Internet and broadcast based business were $43,833 for the nine months ended September 30, 2002 and $16,156, for the comparable period in 2001.

        Cost of sales consists primarily of fabrication costs, assembly and test costs, and the cost of materials and overhead from operations. The gross margin percentage increased from 53.5% for the nine months ended September 30, 2001, to 73.7% for the same period in 2002. The increase is attributable to continued efforts by Valence to shift away from low margin distribution product lines and an increase in the revenue mix during the nine months ended September 30, 2002 in high margin licensing and ASIC business. We expect more modest consolidated gross margins of approximately 70% due to shifts in the expected revenue mix.

        Sales and marketing expenses consist primarily of employee salaries, sales consultants' fees and related expenses, sales commissions and product promotion costs. Sales and marketing expenses were $3,188,978 for the nine months ended September 30, 2002 compared to $3,480,605 for the same prior year period, a decrease of $291,627, or 8.4%. The net decrease in sales and marketing expenses for the nine months ended September 30, 2002 is primarily attributable to increased efforts to control marketing costs especially at SRSWOWcast.

        Research and development expenses consist of salaries and related costs of employees engaged in ongoing research, design and development activities and costs for engineering materials and supplies. Research and development expenses were $2,895,436 for the nine months ended September 30, 2002 compared to $2,647,976 for the same prior year period, an increase of $247,460, or 9.3%. Research and development costs as a percentage of revenues increased from 20.8% of revenues for the nine months ended September 30, 2001 to 22.3% of revenues for the same period this year. The increase is due to the level of ASIC business activity.

        General and administrative ("G&A") expenses consist primarily of employee-related expenses, legal costs associated with the administration of intellectual property and other professional fees. G&A expenses were $3,385,737 for the nine months ended September 30, 2002 compared to $4,549,058 for the same prior year period, a decrease of $1,163,321 or 25.6%. The decrease was primarily attributable to a reduction in the level of amortization expense related to certain categories of intangibles becoming fully amortized, capitalization of previously expensed patent expenses related to the successful issuance of new patents, a discontinuation of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 and a general reduction in G&A over all business segments. As a percentage of total revenues, G&A expenses decreased from 35.8% for the nine months ended September 30, 2001 to 26.1% for the same period this year.

        Other income, net, consists primarily of interest income, gain or (loss) on sale of securities, interest expense and foreign currency transaction gains and losses. Other income, net, was $611,883 for the nine months ended September 30, 2002 compared to $665,350 for the same prior year period, a decrease of $53,476 or 8.0%. The decrease primarily related to the first quarter of 2002 when, as compared to the comparable quarter in 2001, interest income was significantly lower due to lower average cash balances and investments and interest rates were significantly lower.

        Minority interest represents the minority shareholders' proportionate share of losses in SRSWOWcast. Minority interest was $59,207 for the nine months ended September 30, 2002, compared to $156,879 for the same prior year period, a decrease of $97,672 or 62.3%. Losses in SRSWOWcast are expected to continue as a result of expenditures exceeding revenues in an effort to support the expansion and growth of SRSWOWcast business operations. Should losses continue in SRSWOWcast, the minority interest adjustment in the consolidated statement of operations will continue to reduce the Company's net losses by the minority shareholders' proportionate share of SRSWOWcast's net losses to the extent of their investment.

        The income tax expense for the nine months ended September 30, 2002 was $673,245 compared to income tax expense of $306,053 for the same prior year period, an increase of $367,192 or 120.0%. The increase is primarily a result of higher levels of foreign tax on higher licensing revenues sourced from countries requiring foreign tax withholdings as well as the higher level of Valence pre-tax income.

SRS LABS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Total Revenues	$5,411,613	$3,549,129	$12,995,353	$12,724,385
Cost of Sales	1,505,290	1,274,288	3,413,450	5,910,643

Gross Margin	3,906,323	2,274,841	9,581,903	6,813,742
Expenses
Sales and marketing	995,759	935,189	3,188,978	3,480,605
Research and development	992,839	872,998	2,895,436	2,647,976
General and administrative	1,272,031	1,418,192	3,385,737	4,549,058

Total Expenses	3,260,629	3,226,379	9,470,151	10,677,639

Income (loss) from Operations	645,694	(951,538)	111,752	(3,863,897)
Other Income, Net	295,333	186,300	611,883	665,350
Minority Interest	19,177	39,241	59,207	156,879

Income (Loss) Before Income Tax Expense	960,204	(725,997)	782,842	(3,041,668)
Income Tax Expense	364,430	76,302	673,245	306,053

Net Income (Loss)	$595,774	$(802,299)	$109,597	$(3,347,721)

Net Income (loss) per common share:
Basic	$0.05	$(0.06)	$0.01	$(0.27)
Diluted	$0.05	$(0.06)	$0.01	$(0.27)

Weighted average shares used in the calculation of Net income (loss) per common share:

Basic	12,623,339	12,672,707	12,659,347	12,627,393

Diluted	12,737,915	12,672,707	12,863,807	12,627,393

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Exhibit A
SRS LABS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)